SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-32627 NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I REGISTRANT INFORMATION

Southeastern Banking Corporation
Full name of registrant:

Not Applicable
Former name if applicable:

1010 North Way Street
Address of principal executive office (Street and number):

Darien, Georgia 31305
City, State and Zip Code:

PART II RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The quarterly review is not yet complete due to substantial new disclosure requirements; hence, the Registrant is unable to file its June 30 Quarterly Report on Form 10-Q within the prescribed time period. The Registrant expects to file its June 30 Quarterly Report on Form 10-Q no later than August 19, 2009.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alyson G. Beasley	(912)	437-4141
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the second quarter declined $1,169,893 or 91.82% to $104,223 at June 30, 2009 from $1,274,116 at June 30, 2008. On a per share basis, quarterly earnings totaled $0.03 at June 30, 2009, down $0.37 from $0.40 at June 30, 2008. The major sources of this quarter-to-date decline in net income, compared to the same period at June 30, 2008, include a $488,669 decline in net interest income and a $1,130,000 increase in loan loss provision offset by a $616,186 decline in income tax expense. The root causes of the variances in quarter-to-date numbers coincide with the same factors that are discussed below for the year-to-date results.

Net income for the first half declined $1,741,049 or 70.11% to $742,095 at June 30, 2009 from $2,483,144 at June 30, 2008. On a per share basis, year-to-date earnings totaled $0.23 at June 30, 2009, down $0.55 from $0.78 at June 30, 2008. Major variances in the year-to-date results included:

•	$936,368 reduction in net interest income due to comparative asset sensitivity and margin compression;

•	$1,959,000 increase in the provision for loan losses to address loan quality issues;

•	$197,871 net gain on sales of investment securities available-for-sale in the first half of 2009 versus $0 in the first half of 2008; and

•	$958,741 reduction in income tax expense.

Southeastern Banking Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	August 17, 2009	By:	/s/ ALYSON G. BEASLEY
Name: Alyson G. Beasley Title: Vice President & Treasurer